April 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Derby Megan Akst Christine Dietz

Re:	Emo Capital Corp. Registration Statement on Form 10-12G File No. 000-54291 (the “Registration Statement”) Application for Withdrawal

Ladies and Gentlemen:

Emo Capital Corp. (the “Company”) hereby respectfully requests withdrawal of the above-captioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on February 23, 2021 and has not yet been become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the provisions of Section 12(g)(1) of the Exchange Act, each registration statement filed pursuant to Section 12(g) of the Exchange Act automatically shall become effective sixty days after filing with the Commission if not earlier withdrawn. The automatic effective date of the Registration Statement would be April 23, 2021. The financial statements included in the Registration Statement are as of a date 135 days or more before the date the Registration Statement would have become effective and are now “stale.” The Company is requesting this withdrawal of the Registration Statement to prevent the Registration Statement from becoming effective with the current “stale” financial statements.

Sincerely,

/s/ Adeeb Tadros
Adeeb Tadros, Chief Executive Officer